UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated March 24, 2017

Commission File Number: 1-15018

Fibria Celulose S.A.

Fidêncio Ramos, 302 — 3rd and (part of) 4th floors

Edifício Vila Olímpia, Torre B, Bairro Vila Olímpia

04551-010, São Paulo, SP, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:  ☒            Form 40-F:  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  ☐             No:  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  ☐             No:  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐            No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

FIBRIA CELULOSE S.A.

BRAZILIAN REGISTRY OF LEGAL ENTITIES OF THE MINISTRY OF FINANCE (CNPJ/MF) NO. 60.643.228/0001-21

COMPANY’S REGISTRATION NUMBER (NIRE) 35.300.022.807

São Paulo, March 27, 2017

MANAGEMENT’S PROPOSAL

Dear Sirs,

The Management of FIBRIA CELULOSE S.A. (“FIBRIA” or “Company”) submits to the consideration of its shareholders its proposal on the matters that will be decided at the Extraordinary General Meeting, to be held at the headquarters of the Company on April 28, 2017, under the terms proposed below (“Proposal”).

SUMMARY

GENERAL CONSIDERATIONS		2
1.	INCENTIVE PLAN	2
RECTIFICATION AND RATIFICATION OF THE APPRAISAL REPORT OF THE BOOK VALUE OF STOCKHOLDERS’ EQUITY OF VCP FLORESTAL S.A., PREPARED FOR THE PURPOSES OF MERGER OF VCP FLORESTAL S.A. WITH THE COMPANY, APPROVED AT THE EXTRAORDINARY GENERAL MEETING OF THE COMPANY HELD ON JANUARY 26, 2005 AND RECTIFIED AT THE EXTRAORDINARY GENERAL MEETING OF THE COMPANY HELD ON OCTOBER 17, 2005		4
2.	RATIFICATION OF OTHER DECISIONS MADE AT EGM 01.26.2005	17
APPENDIX I — STOCK-BASED COMPENSATION PLAN		18

GENERAL CONSIDERATIONS

The matters that will be reviewed, discussed and voted at the General Meeting, in accordance with the following agenda:

(i)                                     Stock Appreciation Rights Plan regarding the shares issued by the Company (“Incentive Plan”);

(ii)                                  rectification and ratification of the appraisal report of the net book value of the stockholders’ equity of VCP Florestal S.A., prepared for the purposes of merger of VCP Florestal S.A. with the Company, approved at the extraordinary general meeting of the Company held on January 26, 2005 and rectified in the Company’s shareolders’ general meeting held on October 17, 2005; and

(iii)                               ratification of the decisions made at the extraordinary general meeting of the Company held on January 26, 2005.

All the information and documents referred to in this Proposal and provided for in article 13 of CVM (Brazilian Securities Commission) Instruction No. 481, of December 17, 2009, as amended (“CVM Instruction 481/2009”), are available to the shareholders at the headquarters of the Company and on its website (www.fibria.com.br), on the website of the Securities and Exchange Commission - CVM (www.cvm.gov.br), and they were addressed, as applicable, in the Appendix to this Proposal.

Appendix I, prepared as set out in Appendix 13 to CVM Instruction 481/2009, refers to the stock-based compensation plan.

1.                                INCENTIVE PLAN

Under the terms of art. 17, XIII, of the Company’s bylaws, the Board of Directors shall submit to the General Meeting proposals for stock option plans granted to the managers or employees of the Company.

Conceptually, the stock option plans are tools to incentivize the performance of key managers and employees of the Company.

In these terms, stock option plans usually adopt two basic mechanisms of incentives: (i) to align the interests of beneficiaries with the interests of shareholders in appreciation of the shares on the market, through the possibility to acquire shares in the future at a predetermined price; and (ii) to stimulate the permanence of beneficiaries by fixing a minimum period of relationship with the Company for the exercise of the option, stock acquisition and subsequent sale.

The adoption of traditional stock option plans imposes some operational issues, both for the Company and for the beneficiary, since once the options are exercised, new shares need to be issued within the authorized capital limits, or treasury shares, if any, need to be transferred.

Regardless of whether there will be the issue of new shares or the sale of treasury shares, several documents, and bureaucratic steps are needed, such as the subscription to a share subscription list, requests for transfer of shares, transfer of funds and meetings of the Board of Directors to issue or sell the shares.

In addition, in order to monetize the shares acquired under the terms of the plan, beneficiaries assume the burden of hiring a brokerage firm or securities distribution company to sell the shares on the secondary market.

Considering the current scenario and the market outlook, as well as the operational issues involved, the Management assessed models of incentive plans for key administrators and employees that promote the goals of the traditional option plans and, at the same time, reduce the bureaucracy for the Company and for the beneficiaries.

Thus, the Board of Directors, at a meeting held on March 16, 2017, approved the submission of the Incentive Plan to the General Meeting.

The logic of the Incentive Plan is, provided that certain assumptions and conditions are verified, to pay to the Company’s statutory and non-statutory member of the board of officers, as well as the management-level executives selected by the Board of Directors (“Beneficiaries”), the amount in Brazilian Reais corresponding to a percentage of the Company’s stock appreciation in the market during the predetermined period.

The Incentive Plan has the following purposes: (i) to align the interests of the Beneficiaries to the interests of the Company and its shareholders by linking part of the receipts of the Beneficiaries to the performance of the Company and to the creation of value to its shareholders, sharing, along with the other shareholders, the stock appreciation, as well as the risks to which the Company is subject; (ii) to enable the Company to attract and retain the Beneficiaries in its statutory administrative structure or, as the case may be, non-statutory and management-level executives; and (iii) to encourage the expansion, success, and achievement of the Company’s social corporate purpose and, consequently, the creation of long-term value for the Company and its shareholders.

Additionally, the Incentive Plan is submitted to the extraordinary shareholders’ general meeting in order to substitute, and, simultaneously, cancel, as of the date of its approval, the Stock Option Plan approved by the extraordinary shareholders’ general meeting held in April 25, 2014 (“Stock Option Plan”). The termination of the Stock Option Plan, however, shall not affect the effectiveness of the options granted based on referred Stock Option Plan and which are still in force and shall remain in force, and shall be governed by the provisions of the Stock Option Plan and of the stock option agreements.

Therefore, the Company’s management proposes the full approval of the Incentive Plan and clarifies that the proposed compensation of the administrators submitted to the annual general meeting already covers the amounts to be recognized in the Company’s income as a result of the approval of the Incentive Plan.

Finally, the management emphasizes that, in compliance with the provisions of article 13 of CVM Instruction 481, the information referred to in Appendix 13 to CVM Instruction 481/2009 is set out in Appendix I to this proposal.

2.                                RECTIFICATION AND RATIFICATION OF THE APPRAISAL REPORT OF THE BOOK VALUE OF STOCKHOLDERS’ EQUITY OF VCP FLORESTAL S.A., PREPARED FOR THE PURPOSES OF MERGER OF VCP FLORESTAL S.A. WITH THE COMPANY, APPROVED AT THE EXTRAORDINARY GENERAL MEETING OF THE COMPANY HELD ON JANUARY 26, 2005 AND RECTIFIED AT THE EXTRAORDINARY GENERAL MEETING OF THE COMPANY HELD ON OCTOBER 17, 2005

The Extraordinary General Meeting of the Company held on January 26, 2005, whose minutes were registered with the Trade Board of the State of São Paulo in a session on February 02nd, 2005 under No. 43.049/05-9 (“EGM 01.26.2005”), approved the following matters, among others: (a) the proposal and justification for the merger of VCP FLORESTAL S.A., a limited liability company, with its principal place of business in São Paulo, State of São Paulo, at Alameda Santos, 1357, 8th floor, registered in the Business Register under number 35.300.188.861 and in the Brazilian Registry of Legal Entities of the Ministry of Finance (CNPJ/MF) under No. 04.179.679/0001-89 (“VCP Florestal”) with the Company; (b) protocol of merger of VCP Florestal with the Company; (c) hiring of PRICEWATERHOUSECOOPERS AUDITORES INDEPENDENTES, a company with its principal place of business in the City of São Paulo, at Av. Francisco Matarazzo, 1400, from the 7th to the 11th and from the 13th to the 20th floors of Torino Tower, Água Branca, São Paulo - SP, registered in the Regional Accounting Council of the State of São Paulo under No. 2SP000160/O-5 and in the Brazilian Registry of Legal Entities of the Ministry of Finance under No. 61.562.112/0001-20 (“PwC”) for appraisal of VCP Florestal’s net equity transferred to the Company; and (d) appraisal report of  VCP Florestal’s net equity transferred to the Company, prepared by PwC according to the accounting standard on the base date of December 31, 2004 (“Appraisal Report”)

It is worth noting that the Appraisal Report was rectified in the Extraordinary Shareholders’ General Meeting held on October 17, 2005 which minutes were registered with the Board of Trade of the State of São Paulo in session on October 20, 2005, under No. 298.752/05-0 (“EGM 17.10.2005”), with the purpose of including two (2) land areas located in the Monte Alegre neighborhood, District and Municipality and 2nd Real Estate Registry of Piracicaba/SP, covering areas of 389.650,57 m² and registered with the 2nd Real Estate Registry of Piracicaba/SP under No. 78.127 and 78.126 respectively.

By virtue of the principle of the reality of capital stock, takeover, merger or spin-off operations may only be performed if the stockholders’ equity or the demerged equity portion to be merged is appraised and the report prepared determines that the amount to be transferred for the formation of the capital stock is at least equal to the amount of capital to be paid in (article 226, caput, of the Corporate Law).

In these terms, article 8, of the Corporate Law, determines that the appraisal of the net assets or the elements of the demerged equity portion must be performed by three experts or by a specialized company. In principle, any person or company that is considered appropriate and capable for the correct appraisal by the general meeting of the merging company may serve as an expert. However, it should be kept in mind that the preparation of appraisal reports based on certain criteria is a particular activity of certain regulated professions.

Thus, the experts or the appraising company shall submit a report based on a duly informed opinion, with an indication of the appraisal criteria and comparison elements adopted, accompanied by the documents relating to the assets and liabilities evaluated, and must attend the general meeting of the spun-off company which will be aware of the report to provide the information requested to them (article 8, paragraph 1, of the Brazilian Corporations Law).

To the extent that the Brazilian Corporations Law requires the appraisal of an expert or a specialized company for the determination of the book value of the net assets or equity portion to be transferred to a certain company, there shall be, necessarily, a report, in other words, a document, drawn up by one or more experts, presenting the conclusions of the expert’s examination.

The following appraisal criteria is usually adopted: (a) book value of net assets based on the accounting books, in accordance with the rules set forth for the preparation of the financial statements; (b) value of the stockholders’ equity at market prices; (c) market value; and (d) economic and financial value.

The instrument of protocol and justification of merger must set the criteria to be adopted in the appraisal of the net assets to be transferred for the merger, as well as the date to which the appraisal and treatment of subsequent depreciation/appreciation will be referred to (article 224, paragraph III, of the Brazilian Corporations Law). This legal requirement is justified by the fact that the companies involved in the Operation have wide freedom to negotiate the relationship of replacement of shares that are more convenient to them and the value to be assigned to the merged equity portion.

At EGM 01.26.2005, the Company hired PwC to draw up the Appraisal Report according to the accounting standard, with the base date of December 31, 2004.

For the purposes of real estate register, the list of properties owned by VCP Florestal merged into the Company, described in the Appraisal Report needs to be rectified to correct the description of some properties and include the description of certain properties owned by VCP Florestal, which by mistake, were not described in the Appraisal Report.

It is worth mentioning that the rectifications in the list and description of the properties integrating the net assets of VCP Florestal transferred to the Company do not change the value of the net assets of VCP Florestal on the base date of December 31, 2004, which remains in the amount of BRL 452,310,116.00 (four hundred fifty-two million, three hundred ten thousand, one hundred sixteen Brazilian Reais).

Therefore, the proposed rectification of the Appraisal Report is as follows:

(i)                                     renumber item 1.63, “Fazenda Morro Azul”, on page 120, to item 1.63.a) with the following wording:

“Name and location of the property: FAZENDA MORRO AZUL, located in the district of Morro Azul and Faustinos, Municipality of Igaratá, District Court of Santa Izabel, in this State. Area, description, and boundaries: This property has an area of 835.81 ha, abuts Eugênio Deliberato, Fazenda Santana do Rio Abaixo, Juvenal Alves Ferreira, Estate of Benedito Freitas, Silvestre Santana de Freitas, Antônio A. Saviato, Roberto A. Saviano, Vicente Rodrigues de Moraes, Mário Ranzini, Cláudio Ranzini, Elieser Cavalline, Norival Dinardo, Valdir Pereira Elias, Manoel Sanches Cuenca, Rio das Cobras Municipal Road - Morro Azul, José Ramos Freitas, Aparecido Santana Pereira, Manoel Santana de Freitas, Roberto Mariano, Aldo Vasconcelos, João Luiz dos Sants, João dos Santos Lopes, Antonio Ferreira, Antonio Francisco or the successors of those neighbors. Deed of Title, Register of Deeds Office of Santa Isabel, under No. 17.928, in book 3-AF, on pages 6 ITR (Tax on Rural Land) No. 635.073.005.959-3.”

(ii)                                  add subparagraphs “b” and “c” in item 1.63, “Fazenda Morro Azul”, on pages 120 to 121, with the following wording:

“b) One piece of land located in the District of Monte Alegre, Municipality of Igaratá, registered under number 17.809 in the District Court of Santa Isabel with an area of 587,950.00 square meters, or 24 (twenty-four) São Paulo bushels, plus 7,150.00 square meters, abutting Francisco Arice and Roberto Galvão de Barros Campelo, Macuquinho Brook up to the maximum dimension of Jaguarí Dam in this Municipality. Registered with INCRA (National Institute for Colonization and Agrarian Reform) under No. 635.073.001.686-0 referred to as “Fazenda Morro Azul”. One piece of land located in the District of Monte Alegre, Municipality of Igaratá registered under number 22.854 in the District Court of Santa Isabel with an area of 64.555 ha, abutting José Ventura, Fazenda Santo Agostinho owned by former CIA. Agrícola Pastoril Jacareiense, Aurino Dias da Silva, João Rosa Ferreira, José Ramos Arantes, José Ventura, registered with INCRA under number 635.073.000.116-1. These properties were acquired through the Public Deed of Sale and Purchase, drawn up on November 22, 2004, in the Registry Office of the 21st Notary Public of São Paulo, book 2908, page 257.

c) Sitio Morro Azul, with an area of 68.97 bushels, acquired according to the Deed of Assignment of Proprietary Rights, drawn up on November 22, 2004, in the Capital City of São Paulo, in the 21st Notary Public’s Office, book 2908, page 263. I) One area of land located in the District of Monte Alegre, Municipality of Igaratá, District Court of Santa Isabel, with approximately 6.5 (six and a half) São Paulo bushels and that abuts Naime Andere Benedito Tomé de Souza, Jaguari dam and José Ramos Arantes”. II) One piece of land within the four pieces of land, within a tract of land, with an area of 28 (twenty-eight) bushels, or 67.76 ha, within the shared farm, in the District of Monte Alegre, Municipality of Igaratá, District Court of Santa Isabel, abutting, in its entirety, the tracts of Cubatão, Rio do Peixe, Fazenda Santo Agostinho. III) One piece of land located in the District of Monte Alegre, Municipality of Igaratá, District Court of Santa Isabel, with an area of 365,184.00 square meters, in other words, 15 (fifteen) bushels, plus 2,184.00 square meters. The properties are registered with INCRA under number 635.073.519.979-2”.

(iii)                               add subparagraphs “d”, “e” and “f” in item 1.89 referred to as “Fazenda Aliança”, on pages 165 to 166, with the following wording:

“d)         One lot of land, located in the districts of Ronco and Godoy, in the districts and municipalities of Piquete and Lorena, an integral part of Fazenda Guarujá, with an area of 54 (fifty-four) bushels, with the following description: - it begins in the gate of pedra do carrapato, in Estrada de Lorena, bordering on Francisco Benfica Nunes, continuing down the same road up to the point of Rio Ronco, continuing along the wire fence, abutting Dario Andrade Nunes, continuing along the top of the ridges, abutting tracts of land sold to Avibrás Industria Aeroespacial S/A, until it reaches a gate, going straight ahead uphill, turning left and continuing along the wire fence up to the gate, until it reaches the wire fence in the borderline of the Farm that was owned by Conde de Moreira Lima and continuing until it reaches the brook and the tracts of land of Francisco Benfica Nunes, continuing towards the gate of pedra do carrapato, starting point; acquired under the terms of Record 04 of certificate of title 26.875 of the Official Register of Deeds Office of Lorena, within this State. The property is registered with INCRA under No. 635.138.000.493-2, with a total area of 341.3 ha, a registered area of 341.3 ha, a rural module of 19.4 ha, rural module number 17.80, tax modules 24.0, tax modules number 14.20. The property in question is registered under the name of VCP Florestal according to Deed of Sale and Purchase of the Registry Office of the 21st Notary Public of the Capital City, Book 2.898, pages 235, drawn up on 09.10.2004.

e) One lot of land, located in the districts of Ronco and Godoy, in the districts and municipality of Piquete and Lorena, an integral part of Fazenda Guarujá, with an area of 70 (seventy) bushels, in other words, 169.40 ha, with the following description: - it begins in the brook of the Farm of José Coelho Nunes, contouring it always to the right until it reaches an old border with Conde Moreira Lima, then, it continues straight ahead until it reaches the borders with Francisco Coelho Nunes, with ridge, and wire fence up to the ridge of the winter pasture of Rufino, through which its tip returns, turning right with a ridge and wire fence up to the verge of the brook, after crossing it, it continues along another brook until it reaches a waterfall, then turning left through a high ridge, in a rock, turning left until it reaches its tip, turning right with the ridge up to the highest end of carrapato, turning left towards the point of the ridge, where it finds the borders with Heitor Villela Nunes, returning to the left through the same ditch up to brook Evaristo, going along it until it reaches the starting point, acquired under the terms of Record 05 of certificate of title 26.876 of the Official Register of Deeds Office of Lorena, in this State. The property is in a greater area registered with INCRA under No. 635.138.000.392-2, with a total area of 341.2 ha, rural mod. 30.0 ha, tax mod. 24 ha, min. fraction subd. 2.0 ha. Acquired by VCP Florestal in R5/26.876 through the Public Deed of Sale and Purchase, of September 10, 2004, of the 21st Notary Public of the Capital City, Book 2.898, pages 235.

f) One lot of land, located in the districts of Ronco and Godoy, in the Districts and Municipality of Piquete and Lorena, an integral part of Fazenda Guarujá, with an area of 17 (seventeen) bushels, in other words, 41.14 ha, abutting Nestor Coelho Nunes, Wagner Caetano de Abreu, successor of Eugenio Natal de Azevedo, and Joana D’Arc Valente Manuci, successor of José Roberto Azevedo Nunes and siblings, acquired under the terms of Record 06 of certificate of title 26.877 of the Official Register of Deeds Office of Lorena, in this State. The property is in a greater area, registered with INCRA under No. 635.138.0003.392-2, with a total area of 341.2 ha, rural mod 30.0 ha, tax mod. 24 ha, min. fraction subd. 2.0 ha. The property in question is registered under the name of VCP Florestal according to Public Deed of Sale and Purchase, of September 10, 2004, of the 21st Notary Public of the Capital City, Book 2.898, pages 235”.

(iv)                              add in the description of “Fazenda Barbosa”, on pages 192 and 193, the following description:

“District Court of Altinópolis — State of São Paulo — Registration Number 1.859 — Pages 059 — Book 2-I — Property: One Tract of land of savanna, rural area and swamp, located in a place referred to as Fazenda Barrosa, located in this Municipality and District Court of Altinópolis, State of São Paulo, which will be referred to as “SITIO CURUCURI”, with a total area of fifty-one hectares, sixty-nine ares and fifty centiares (51.69, 50 ha), containing as improvements: one brick house with roofing tiles and rego d’agua made by the purchaser himself, within the following perimeter: “it begins at the left margin of Ribeirão do

Esmeril, in a pepper tree abutting Justino de Morais, Irmãos S/A.; it goes up the River, abutting plots of land of District Court of Patrocino Paulista, until it reaches another pepper tree at the left margin; continues towards 127º00’NM, in the distance of 1,290 meters, until it reaches another pepper tree, bordering on plots of land of Companhia de Cimento Portland Itaú, - previously owned by the sellers, abutting up to this point the tract of land that now belongs to Doctor Laércio Tassinari: previously owned by the sellers; continues towards 247º30’NM, in the distance of 450.00 meters, in another pepper tree on the verge of buracão, abutting up to this point Companhia de Cimentos Portland Itaú, previously owned by the sellers; continues towards 307º00’NM, 1,210.00 meters, until it reaches another pepper tree at the left margin of the River with Justino de Morais, Irmãos S/A; registered with INCRA under number 614.017.002.437/9, with a total area of 1,840.7; used area 1,719.6, useable area 1,816.5; module 20.0 number of modules 90.81 and minimum fraction of subdivision 15.0”. DEED: purchase and sale — DEED TYPE: Public Deed of Purchase and Sale, drawn up on October 24, 2003, in the records of the 12th Public Notary’s Office of the Capital City of São Paulo, Book No. 2007, pages 173, according to Record number 25 of the mentioned registration document.”

(v)                                 renumber item 1.90, “Fazenda São José II”, on page 255, to item 190.a) with the following wording:

“a)         One agricultural and pasture Rural property, referred to as “Fazenda São José”, located in the districts of Pintangueiras and Alvarengas, in the Municipality, District Court and Real Estate District of São Luiz do Paraitinga, within this State, with improvements, pastures and forest, surrounded by wire fences, with a total area of 728.65 ha, approximately, in other words 301 São Paulo bushels and 1,300 square meters, approximately, with 716.45 ha measured and ha 12,10 approximately, abutting totally with the heirs of Antonio Francisco da Cunha Mendonça, heirs of Pinto, Antonio Geraldo dos Santos, Quirino Matias de Oliveira, Mitra Diocesana de Taubaté, Flávia Antunes de Oliveira, Marcolina Maria da Conceição, or successors, a river that comes from the district of Santos, João Guedes or successors; the described property is registered with the Ministry of Finance / Internal Revenue Service - tax on rural land - ITR, for 1996, in a greater area, according to the entry notice with the following data; code 639.109.004715-0, Property number in the Internal Revenue Service 3206453-5 name of the owner José Nagib Moises-Estate, rural property number 391/96, the property above was acquired in the proportion of 201.08 hectares by the 1st seller, and 131.89 hectares to each of the other sellers, according to deed of distribution extracted from records number 838/89 of the probate of the assets left due to the death of José Nagib Mayses, proceedings treated in the Court of Law of the District Court of São Luiz do Paraitinga with the division homologated by a sentence dated March 10, 1992, registered under number 01 on December 18, 1996, in the certificate of title 2.350 of the Register of Deeds Office of São Luis do Paraitinga, within this State. And according to Deed of Sale and Purchase, it is under the name of Votorantim Celulose e Papel S.A. , drawn up on January 22, 1997 in Book 2.386 Pages 039 in the 21st Public Notary’s Office of the District Court of the Capital City - SP”.

(vi)                              add subparagraph “b” in item 1.90, “Fazenda São José II”, on page 255, with the following wording

“b)         Rural property composed of part of Fazenda São José, located in the district of Poço Grande, in the Municipality of Tremembé-SP, abutting the following:- José Andrade Filho, Américo da Silva Oliveira, Carlos Miranda Barreto, Santo Antonio Brook. Acquired under the terms of the certificate of title 93.187 of the Register of Deeds Office of the District Court of Taubaté, registered with INCRA under number 950.017.609.552-6. The property in question belongs to VCP Florestal S/A according to acquisition through a Public Deed of Sale and Purchase, drawn up on 12.01.2004 in the 21st Public Notary’s Office of São Paulo, book 2910, pages 161”.

(vii)                           add on pages 255 and 266, in item 1.5 referred to as “Fazenda Capixaba”, after item “c” the following description:

“ONE PIECE OF LAND IN THE DISTRICT OF CACHOEIRA, WITH AN AREA OF TWENTY-FOUR HECTARES, APPROXIMATELY, with the following borders and boundaries: it begins in a rock that is on the top of the ridge, abutting Joana Cardoso, going down the ridge turning right towards a persimmon tree, then, it goes down until it reaches a scepter at the border of a brook, turning right towards jaguataúba and right until it reaches a rock, abutting Inocêncio Leonel and Joana Maria da Conceição, turning left through the top of the ridge, always abutting Inocêncio Leonel, then it reaches a massaranduva tree, where there is a rock, then, it turns left, downhill until it reaches a chimbeva tree, then it turns right along the top of the ridge until it reaches a rock, which was the starting point, abutting José de Araujo and Joana Maria da Conceição, containing an old construction house completing the area of twenty-four hectares and twenty ares, approximately, acquired in Register of Deeds Office of the district court of the Municipality of Jacareí under number 54.113 — book number 02, registered with INCRA 635.081.000.515-0, No. of the property in the Internal Revenue Service: 0359615-1, total area 24.2 ha — tax mod. 12.0 — tax mo. number: 2.01 — rural mod.: 28.5 ha — rural mod. number: 068 — Minimum fraction of subdivision: 2.0. Acquired by VCP FLORESTAL S/A, through the Deed of Sale and Purchase drew up on June 12, 2003, in the 12th Notary Public’s Office of the District Court of São Paulo — S, book 1.978, pages 235”

(viii)                        change the numbering of item 1.18, “Fazenda Ponte Nova”, on page 278, to item 1.18.a), with the following wording:

“a)         One property, “Fazenda Ponte Nova”, in the 1st district court of the rural zone, with 201 ha.17 a.50 ca (two hundred one hectares, seventeen ares and fifty centiares) in other words, 41 (forty-one bushels) and 27,350.00 square meters (twenty-seven thousand, three hundred fifty square meters), abutting according to certificate of title 5900, with its borderlines, the successors of Mrs. Celestina Nogueira de Paula, Hermogenio José de Oliveira, Orlandino Klotz, and others, Afonso Maximo Balieiro, José Alves de Almeida e Silva, Armando Veloso and with the road course that goes to Boca do Leão.”

(ix)                              add subparagraph “b” in item 1.18, “Fazenda Ponte Nova”, on page 278, with the following wording:

“b) One property, “Fazenda Ponte Nova II”, with 142.57 hectares, extracted from Fazenda Gloria, in the rural zone of the 1st District Court of this City, with the following measures and boundaries: It begins in point B01, located in coordinates UTM North 7512163.3608, East 557020.2340, in the border of Fazenda da Glória owned by Veber Marques and an area extracted from Fazenda da Glória certificate of title 5.8999, owned by Waldir Cardozo Gastão and others, always abutting plots of land of an area extracted from certificate of title 5.899 of Fazenda da Gloria and it ends in point B353, located in coordinates UTM North 7512147.1561 East 556964.3988, closing the perimeter and completing an area of 1,425,698.38 square meters, in other words, 142.57 ha in one single continuous tract, acquired under the terms of certificate of title 30241 in view of the dismemberment registered in act 6 of certificate of title 5.899 on 01/14/2005. Acquired as a Purchase and Sale instrument, included in certificate of title 2-30.241 registered in the 21st Notary Public’s Office of São Paulo, book number 2892, pages 371, drawn up on July 29, 2007”

(x)                                 add subparagraph “f” and subparagraph “g” in item 1.21, “Fazenda Santa Edwiges”, on pages 286 and 287, with the following wording:

“f) ONE RURAL PROPERTY, LOCATED IN THE MUNICIPALITY OF GUARATINGUETÁ, IN THE DISTRICT OF PAIOL, EXTRACTED FROM FAZENDA SANTO ANTONIO, AREA OF 231.75 HECTARES, abutting the following: - Antonio Pereira Reis, successor of the estate of Alcebíades José de Araujo, former Guaratinguetá road — Cunha, Paulo Virgilio State Road, José Armando Fonseca Marcondes. The property is registered with INCRA under number 000.043.164.321-9. Rural Mod. (ha): 36.0. Rural mod. number: 10.11. Tax Mod. (ha): 24.0. Tax mod. number: 15.15. Minimum Fraction of Subdivision (ha): 2.0. Total area: 363.7 ha, acquired under the terms of the certificate of title 35.483 of the Register of Deeds Office of the District Court of Guaratinguetá.

g) ONE PIECE OF LAND REFERRED TO AS TRACT 01, LOCATED IN THE MUNICIPALITY OF GUARATINGUETÁ WITH AN AREA OF 43.0238 HA, OR 17.77 BUSHELS, IN THE DISTRICT OF BRUMADO, abutting David Abreu, José Roberto and Romero de Paula Santos, Miguel Pereira Reis. Acquired under the terms of the certificate of title 18.925 of the Register of Deeds Office of the District Court of Guaratinguetá.”

(xi)                              add subparagraphs “b”, “c” and “d” in item 1.30, “Fazenda São Luiz”, on pages 299 and 300:

“b) ONE TRACT OF LAND, REFERRED TO AS “TRACT No. 02”, WITH AN AREA OF 65.5820 HECTARES, THAT IS, 655,820.00 SQUARE METERS, IN PASTURE FIELDS, LOCATED IN THE DISTRICTS OF BUQUIRINHA AND FERREIRAS, in the Municipality of Monteiro Lobato, of the district court and 2nd Real estate district of São José dos Campos, with the following neighbors — Buquira River, Angelo Generoso Aurichio, Brook of Barro Branco, Francisco Xavier Ribeiro, Luiz Roberto Xavier Ribeiro, Luiz Renato Xavier Ribeiro. The property is registered with INCRA under number 635.111.003.867-3 with a total area of 65.4 ha,

Rural mod.: 15.0; Rural mod. number: 4.36; Tax mod.: 14.0; Tax mod. number: not applicable. The property in question was acquired under the terms of record 01 in certificate of title 590 of the 2nd Register of Deeds Office of the District Court of São José dos Campos and was acquired by VCP FLORESTAL S/A through Public Deed of Sale and Purchase, drawn up on August 12, 2003 of the 12th Notary Public’s Office of São Paulo — Capital, book 2.002, pages 31, protocol No. 740.

c) ONE TRACT OF LAND, REFERRED TO AS “TRACT No. 03”, WITH AN AREA OF 78.1660 HECTARES, THAT IS, 781,660.00 SQUARE METERS, IN PASTURE FIELDS AND BRUSHWOODS, LOCATED IN THE DISTRICTS OF BUQUIRINHA AND FERREIRAS, in the Municipality of Monteiro Lobato, of this District Court and 2nd Real Estate District of São José dos Campos, with the following neighbors — Barro Branco Road, Luiz Alfredo Xavier Ribeiro, Francisco Xavier Ribeiro, Luiz Flavio Xavier Ribeiro, Luiz Eduardo Xavier Ribeiro and Luiz Renato Xavier Ribeiro. Ribeiro The property is registered with INCRA under number 635.111.000.736-0 with a total area of 78.1, Rural mod.: 15.0; Rural mod. number: 5.21; Tax mod.: 14.0; Tax mod. number: not applicable. The property in question was acquired under the terms of record 01 of certificate of title 594 of the 2nd Register of Deeds Office of the District Court of São José dos Campos and was acquired by VCP FLORESTAL S/A through Public Deed of Sale and Purchase, drawn up on August 12, 2003 of the 12th Notary Public of São Paulo — Capital, book 2.002, pages 55, protocol No. 744.

d) ONE TRACT OF LAND, REFERRED TO AS “TRACT No. 04”, WITH AN AREA OF 70.4220 HECTARES, IN OTHER WORDS, 704,422.00 SQUARE METERS, IN PASTURE FIELDS WITH A TOPOGRAPHY SLIGHTLY UNEVEN, LOCATED IN THE DISTRICTS OF BUQUIRINHA AND FERREIRAS, in the Municipality of Monteiro Lobato, of the District Court and 2nd Real Estate District of São José dos Campos, with the following neighbors — Buquira River, Luiz Roberto Xavier Ribeiro, Luiz Renato Xavier Ribeiro, Luiz Eduardo Xavier Ribeiro. The property is registered with INCRA under number 635.111.003.875-4 with a total area of 70.4 ha, Rural mod.: 15.0; Rural mod. number: 2.38; Tax mod.: 14.0; Tax mod. number: not applicable. The property in question was acquired under the terms of record 01 of certificate of title 590 of the 2nd Register of Deeds Office of the District Court of São José dos Campos and was acquired by VCP FLORESTAL S/A through Public Deed of Sale and Purchase, drawn up on August 12, 2003 of the 12th Notary Public’s Office of São Paulo — Capital, book 2.002, pages 43, protocol No. 742.”

(xii)                           add subparagraph “d” in item 1.58, “Fazenda Santa Cruz II”, on pages 346 and 347 , with the following wording:

One piece of land located in the District of Pinheiro, in the Municipality of Natividade da Serra, of this District Court, referred to as Fazenda Santa Cruz II, with an area of 50.00 bushels approximately, or 121 hectares approximately, where there are constant improvements in a wattle and daub house covered with tiles and another one covered with straw. Acquired under the terms of the certificate of title 4.596 of the Register of Deeds Office of the District Court of Paraibuna/SP. Abutting and bordering on the mentioned land, with ridge - watersheds, where there are also wire clasps, respectively, the property of José Anastácio, Alcides Manoel dos Santos and Bento Rodrigues de Carvalho, continuing with ridge, abutting

Sebastião Rodrigues dos Santos, up to a point where there will be a stone landmark; from this stone landmark, it turns right, goes down dividing with the sellers, with a wire fence, towards an angico tree, to the right, at the verge of Rio do Peixe, crossing it and still dividing with the sellers, with a wire fence turning right passing by a road towards the highest ridge, where there are the borders of the land of the buyer, passing by the road towards São Luiz de Paratinga, then, a small brook, reaching the lands of José Anastácio, where those borders began”.

(xiii)                        add subparagraph “n” in item 1.54, “Fazenda São Silvetre “Vagalume”, on page 355 with the following wording:

“ONE RURAL PIECE OF LAND, LOCATED IN THE DISTRICT REFERRED TO AS PIRULEIRAS, WITH AN AREA OF 3 BUSHELS, OR 7.2 HECTARES, with the following borders and boundaries: it begins abutting the pieces of land of Manoel Hernandes in a field, going uphill, abutting Rosário Borigina and the land that was owned by Miguel Gomes until it reaches the starting point again; this property is registered with INCRA under code number 635.081.259.560-4 referred to as Rancho Cruz do Sul. Acquired under the terms of the Register of Deeds Office of the District Court of Jacareí in certificate of title number 7880 which was acquired by VCP Florestal S/A according to Public Deed of Purchase and Sale drawn up on March 08, 2002 in the 12th Notary Public’s Office of the District Court of São Paulo, book 1.835, pages 055”.

(xiv)                       renumber item 1.64, “Fazenda Goiabeira”, on page 396, to item 1.64.a) with the following wording:

“Property - Name: Sitio das Goiabeiras 5. Location: Municipality of Cruzília - MG. Description of the Property: The tract of land with approximately 27 hectares, located in a place referred to as “Sítio das Goiabeiras 5” Municipality of Cruzília, within the following borders and boundaries: It begins in the ditch made at the edge of the fence, it continues by the fence along the ridge until it reaches the fence corner dividing with Emanuel Ferreira Pereira, continues along another portion of fence dividing with Emanuel; then, it goes down the swamp and brook dividing with Antônio José Filho, continues down the brook dividing with Joaquim José de Oliveira, up to the bottom of the precipice, going uphill on the border with José de Souza Rocha, then, going straight up until it reaches the ditch of the field ridge, then, it goes straight ahead up to the other ditch at the edge of the wire fence dividing with Maria Estela Rocha, completing its borders, maintaining all existing easements of water, passages, and traffic”.

(xv)                          add subparagraph “b” in item 1.64, “Fazenda Goiabeira” on page 376, with the following wording:

Property - Name: Goiabeira. Location: Municipality of Cruzilha — MG. Description of the Property: One area of land in fields and brush woods, measuring approximately 60,00,00 ha located in a place referred to as Goiabeira I, Municipality of Cruzilha, within the following borders and boundaries: it begins in the brook, at the edge of the wire fence, bordering on José de Souza Rocha, then going up the brook until it reaches the borders with Eucimar Ferreira Pereira, continuing up the brook, until it reaches a ditch made in borders with Francisca Isabel de Oliveira; then, from this ditch, towards the guava tree, along the brook, down the brook, until it reaches the borders with Joaquim José de Oliveira, then, it continues down the brook until it reaches a wire fence, going down the fence until it reaches the brook, where it began. The property is registered with INCRA under number 443.107.006.572-5, registered in the certificate of title 5949 in the Register of Deeds Office of Baependi”.

(xvi)                       add on page 382 the item 1.69, “Sítio João da Silva”, with the following wording:

“1.69 Sítio João da Silva

ONE TRACT OF LAND, UNDER NUMBER 01 (ONE), located in the district of Bonfim, Fazenda Bom Jardim, in this Municipality, with an area of 35.880 hectares, abutting: Edmundo Azevedo Nunes, Maria Margarida Pereira and Nelly Pereira Chaves, acquired under the terms of Certificate of Title 3976 of the Official Register of Deeds Office and related registries of the District Court of Aparecida/SP. It is included in the Certificate of Title number R.1/3976 in accordance with the Public Deed of Purchase and Sale, drawn up on 12/28/1984 in the 1st Notary Office and Civil Registry of the City of Aparecida, a part of the property — 14.22 hectares, already registered under No. 5464 of the same District court and municipality, with the remainder of the certificate of title 3976 with the area of 23.78 ha. The property in question is registered with INCRA under number 950.017.977.829-2 with the name of “Sitio São João” which was acquired by VCP Florestal S/A according to Public deed drawn up on January 23, 2004 in the 12th Notary Public of São Paulo in book 2.007, pages 285, for the amount of BRL 57,640.00”.

(xvii)                    add on page 383 the item 1.70, “Fazenda Vitória”, with the following wording:

“1.70 Fazenda Vitória

One rural property located in the DISTRICT OF JARDIM, referred to as TRACT 2-B, at HTE MUNICIPAL ROAD OF VARADOURO (JCR 100), with an area of 860,357.37 square meters, abutting: Augusto Marques da Silva, currently Martim Marques da Silva, Guilherme Maria Augusto, an easement area of Petrobras, Sebastião Graciano, Manuel de Souza, Teixeira brother and João Pinto Moraes, Antonio Teixeira Garcia, Antonio Tavares Dias, João Cardoso do Prado, Antonia Maria da Conceição Faria, Hipolito Pinto de Faria, Virgilio Cardoso, Bento Vieira Pereira, Benedito Vieira Pereira, José Vieira Pereira, acquired under the terms of Certificate of title 58.963 of the Register of Deeds Office of the District Court of Jacareí — SP in book No. 02. The property is registered with INCRA under No. 635.081.000.159-6 and with the Internal Revenue Service under No. 0.359.244-8 with the Name — Fazenda 3 Emes — total area 98.3 ha — Tax Mod.: 12.0 ha, Tax mod. number: 8.19 — Rural mod.: 20.4 ha — Rurais mod. number: 4.83 — Minimum fraction of subdivisions: 2.0 ha. There is an EASEMENT registered in the certificate of title in favor of PETROLEO BRASILEIRO S.A. — PETROBAS — with approximately 3,636.90 square meters, intended for the pipeline, which gave rise to the certificate of title 1.419, of the same notary’s office of that of the origin certificate of title. Acquired by VCP Florestal S/A through the Public deed of purchase and sale drawn up on October 31, 2003, in the 12th Notary Public’s Office of the District Court of São Paulo, Book 2.007, pages 179 for the amount of BRL 355,520.00”.

(xviii)                 add on page 383 the item 1.71, “Fazenda Santa Lúcia”, with the following wording:

“1.71 Fazenda Santa Lucia

One area of land, composed of part of Fazenda Santa Lucia, in the district of Cantagalo, in the municipality and district of Lorena/SP, with an area of 99.64 ha or 44.175 bushels, with boundaries of the following neighbors: Alexandre Cobianchi, Antonio Carlos Santos Diniz, José Roberto Ayrosa Rangel, Neil Eugenio Canettieri, acquired under the terms of Certificate of Title 15.958 of the Register of Deeds Office of the District Court of Lorena-SP, which is registered with INCRA in a greater area, under No. 635103.002.003-0. Acquired by VCP Florestal S/A through the Public deed of purchase and sale drawn up on May 29, 2002, in the 12th Notary Public’s Office of the District Court of São Paulo, Book 1.835, pages 377, for the amount of BRL 156,465.00”.

(xix)                       add on pages 383 and 385 the item 1.72, “Fazenda Santa Clara III”, with the following wording:

“1.72 Fazenda Santa Clara III, described in the three properties as follows;

A) A Rural Property with an area of 672,500 square meters located in the district of Taboão in the City of Taubaté/SP with the following borders and boundaries, from picket 91, continuing straight ahead until it reaches the brook with the direction and distance of SE18º15’ with 507.000 m dividing up to this point with Mário Lemes de Oliveira, from this point, it goes up the brook, dividing with Maria Conceição de Oliveira with the directions and distances of NE62º20 with 86.000m; NE22º00 with 57m; NE85º00 with 52.00m; NE23º45 with 85.00; SE61º30 with 60.00m; NE33º00 with 90.00m; SE43º15 with 85.00m; NE7º40 with 110.00m; NE29º00 with 95.00m from this point it is separated from the brook and turns right with the directions and distances of NE88º50 with 355.00m; SE43º00 with 340.00m from this point it turns left and continues along the ridge dividing with Mariotto brothers with the direction and distance of NE88º57 with 135,00m from this point it continues dividing with José Valério with the direction and distance of 31º50 with 355.00m; SE43º00 with 340m from this point it turns left and goes straight ahead with the direction and distance of NE33º45 with 612.500m until it reaches a small brook, dividing with Angela Pasin, from this point it continues along the brook in the direction of SW65º40 with 410.00m; then, it turns right in the direction of NW20º00 with 370.00m from this point it continues along the ridge with the direction of NW85º25 with 160.00m dividing with João Francisco Capeletto, from this point it continues towards SW19º with 155.00 from this point it goes straight ahead with the direction of SW88º30 with 317.50m from this point it continues towards SW24º45 with 235.10 dividing with Irineu Ferreira de Souza up to the starting point; acquired under the terms of Record 05 of Certificate of title 65.119 of the Official Register of Corporate Deeds, Instruments and documents of Taubaté, in this State. The property is registered with INCRA under No. 635.200.005.827-6. The property in question is registered under the name of VCP Florestal according to Deed of Sale and Purchase of the Registry Office of the 21st Notary Public Office of São Paulo/SP, Book 2.909, pages 241, drawn up on 11.26.2004.

B) A pasture, Agricultural, and Rural Property located in the district of Taboão in the City of Taubaté/SP, referred to as “Sítio Graminha” with the existing improvements,

enclosed by a wire fence, with an area of 647,216 square meters or 64.72 ha dividing and abutting totally, as follows: from the ridge and along it, dividing with Mariotto brothers with the directions and distances of NE88º40’ with 124.950m; NE6º29 with 335.250m; NE33º15 with 257.500m; NE88º57 with 55.00 from this point, it turns left towards the brook dividing with the grantee purchaser with the directions and distances of NW43º with 340.00m; SW88º50 with 355.000m from this point it goes down the brook, dividing with the designated purchaser, with the directions and distances of SW29º00 with 95.000; SW87º40 with 110.000; NW43º15 with 85.000; SW33º00 with 90.00ms; NW61º30 with 60.000; SW23º45 with 85.000; SW85º with 52.000; SW22º00 with 57.000; SW62º20 with 86.000 from this point, it is separated from the brook and it turns left going straight ahead until it reaches a small brook, with the direction and distance of SE18º15 with 435.000 dividing with tract A, owned by the grantee purchaser; from this point, it goes up the brook until it reaches a wire fence going up by the forest in a distance of 325.00m; from this point, it goes along a wire fence until it reaches the starting point, also dividing with the grantee purchaser, with the direction and distance of SE16º30 with 150.00, and this property corresponds to lot No. 03; acquired under the terms of Record 05 of the certificate of title 15.892 of the Official Register of Corporate Deeds, Instruments, and documents Office of Taubaté, in this State. The property is registered with INCRA under No. 635.200.005.827-6 (in a greater area along with others), with a minimum fraction of subdivision of 13.0. The property in question is registered under the name of VCP Florestal S/A according to Deed of Sale and Purchase of the Registry Office of the 21st Notary Public’s Office of São Paulo/SP, Book 2.909, pages 241, drawn up on 11.26.2004.

C) Rural Property with an area of 61,000 square meters located in the district of Taboão in the City of Taubaté/SP with the following borders and boundaries, from picket 41, it goes along ridges with the directions and distances of NE1º01 with 205.00m; NE88º40 with 25.00m; dividing up to this point with Mariotto brothers, from this point it turns left going down up to a wire fence until it reaches the source of the brook, dividing with Maria Conceição de Oliveira with the one mentioned below in a distance of 325.00 dividing with Maria da Conceição de Oliveira, from this point, it is separated from the brook and turns left and goes straight ahead until it reaches the starting point, dividing with Mario Lemos de Oliveira with the direction and distance of SE18º15 with 410.00m; acquired under the terms of Record 04 of certificate of title 65.118 of the Official Register of Corporate Deeds, Instruments and documents Office of Taubaté, in this State. The property is registered with INCRA under No. 635.200.005.827-6 (in a greater area along with others). The property in question is registered under the name of VCP Florestal according to Deed of Sale and Purchase of the Registry Office of the 21st Notary Public Office of São Paulo/SP, Book 2.909, pages 241, drawn up on 11.26.2004”.

In addition, it is proposed to ratify the Appraisal Report consolidating the rectifications mentioned above.

The Appraisal Report addressing the rectifications mentioned above is available on Empresas.NET system under the “Dados econômico-financeiros” (Economic and financial data) category, “Laudo de avaliação” (Appraisal report) type.

3. RATIFICATION OF OTHER DECISIONS MADE AT EGM 01.26.2005

Finally, it is proposed the ratification of all the decisions made at EGM 01.23.2005, including, but not limited to, the merger of VCP Florestal with the Company.

Upon the merger, the Company became the successor of VCP Florestal in all rights, claims, faculties, powers, actions, exceptions, debts, obligations, effects and liens integrating the stockholders’ equity of VCP Florestal on the base date of December 31, 2004.

We remain available to you to provide any clarifications that may be needed.

Yours faithfully,

José Luciano Duarte Penido

Chairman of the Board of Directors

APPENDIX I — STOCK-BASED COMPENSATION PLAN

1.              Provide a copy of the proposed plan

A copy of the proposed plan in attached hereto as Document 01.

2.              Inform the main characteristics of the proposed plan, identifying:

a.              Potential beneficiaries

The Company’s statutory and non-statutory members of the board of officers, as well as its management-level executives that are selected by the Board of Directors to participate in the Incentive Plan and to execute an Adhesion Contract.

b.              Maximum number of options to be granted

The Stock Appreciation Right grant must comply with the annual limit, expressed in Reference Shares covered by an Appreciation Right, equivalent to 0.1% (one tenth percent) of the figure of the capital stock of the Company at the time of grant and, in any case, during the term of the Incentive Plan, the overall limit equivalent to 1% (one percent) of figure of the capital stock of the Company at the time of each grant of Stock Appreciation Rights.

c.               Maximum number of shares covered by the plan

Pursuant item “b” above, the number of Reference Shares is defined in the form of a percentage of the capital stock, at the moment of each grant. Thus, it is not possible to indicate, in this moment, the maximum number of Reference Shares covered by the Incentive Plan.

d.              Conditions of purchase

During the term of the Incentive Plan, the Company will grant Stock Appreciation Rights to Beneficiaries who are approved by the Board of Directors and who sign the Adhesion Contract, which will give them rights to, respected Maturity Period, receive from the Company the compensation linked to Reference Shares covered by the Stock Appreciation Rights granted to them.

Adhesion Contracts shall reflect the total number of Common Reference Shares and Supplementary Reference Shares covered by the Stock Appreciation Right granted to each of the Beneficiaries. The maximum number of Reference Shares covered by the Stock Appreciation Right granted to each of the Beneficiaries, as well as the division of that number into Common Reference Shares and Supplementary Reference Shares will be determined by the Board of Directors.

The exercise of the option shall be subject to compliance with a Maturity Period of 5 years, counted from the date of grant.

e.               Detailed criteria for determination of the exercise price

To each Stock Appreciation Right grant, a single value must be assigned per Reference Share corresponding to the weighted average of the closing values of the Company’s shares trading on the trading sessions of BM&FBOVESPA in September, October and November of the fiscal year immediately prior to the year in which the concerned Stock Appreciation Right grant is performed.

f.                Criteria for determination of the exercise term

Upon compliance with the requirements and conditions provided for in the Plan, Beneficiaries shall have the right to receive the Common and Supplementary Compensation, provided that they have been linked to the Company for the Maturity Period.

Under the terms of the Incentive Plan, the Maturity Period is 5 years and it was determined to encourage the retention of potential beneficiaries in the long term and as a way to minimize the impact that the rotation of key administrators and occupants of strategic positions can cause on the Company’s businesses.

g.              Option Settlement Method

The appreciation rights granted in the Incentive Plan shall be settled as a compensation in local currency during the Maturity Period established in the plan, that is, if Beneficiaries maintain their bond with the Company throughout the Maturity Period, they will be entitled to receive the Common Compensation and, as the case may be, subject to the conditions imposed in the Incentive Plan, the Supplementary Compensation.

The Common Compensation will be calculated according to the following formula:

Where:

means the amount, in local currency, to which Beneficiaries will be entitled as a Common Compensation linked to their Stock Appreciation Right.

means the weighted average of the closing values of the Shares FIBR3 trading on the trading sessions of BM&FBOVESPA during the months of September to November of the fiscal year immediately prior to the year in which the respective Settlement Date occurs. For clarification purposes, if a grant is made in the year of 2017, for the calculation of the weighted average provided herein, the closing value of Shares FIBR3 during the months of September to November 2021 shall be used and the Settlement Date shall occur in 2022.

means the number of Common Reference Shares covered by the Stock Appreciation Right of Beneficiary on the Settlement Date.

means the number of Additional Reference Shares that may be added to the Common Compensation due to the adjustment provided below.

It is important to note that any and all amounts distributed to the shareholders of the Company during the Maturity Period as dividends or interest on capital (juros sobre capital próprio) shall reflect an addition to the total number of Reference Shares for the purpose of calculating the Common Compensation, as set forth above, in the total amount of Additional Reference Shares calculated in accordance with the following formula (“Additional Reference Shares”):

Where:

means the number of Additional Reference Shares that may be added to the Common Compensation due to the adjustment provided for herein.

means the number of Common Reference Shares covered by the Stock Appreciation Right of Beneficiaries on the Settlement Date.

means the number of times in which there were dividend

payments during the Maturity Period.

means the value paid as dividends or interest on capital (juros sobre capital próprio) per Share FIBR3, in local currency.

means the weighted average of the closing values of the Shares FIBR3 trading on the trading sessions of BM&FBOVESPA during the three months proceeding the month in which a dividend payment occurs. For clarification purposes, if a dividend payment occurs in May of 2018, for the calculation of the weighted average provided herein, the closing value of Shares FIBR3 during the months of February to April 2018 shall be used.

For purposes of the calculation of the Supplementary Compensation, the number of Supplementary Reference Shares covered by the Stock Appreciation Right granted to Beneficiaries shall be subject to an adjustment resulting from the application, to such figure, of the multiplier calculated according to the following formula and, in any case, limited to 2 (two), whose purpose is to subject the possible payment of Supplementary Compensation to the performance of the appreciation of the Shares FIBR3 on BM&FBOVESPA:

Where:

means the multiplier that shall be applied to the number of Supplementary Reference Shares covered by the Stock Appreciation Right granted to the Beneficiary for the purposes of calculating the Supplementary Compensation possibly payable to Beneficiary, limited to 2 (two), even if the amount of the formula above is greater. In addition, for clarification purposes, the multiplier amount may be less than or equal to zero, at which point the Beneficiary will not be entitled to receive any amount as a Supplementary Compensation.

means the TSR of the Company applicable to the respective Maturity Period.

means the Expected Rate of Return applicable to the respective Maturity Period.

The Supplementary Compensation will be calculated according to the following formula:

Where:

means the amount, in local currency, to which the Beneficiary will be entitled as a Supplementary Compensation linked to his/her Stock Appreciation Right.

means the weighted average of the closing values of the Shares FIBR3 trading on the trading sessions of BM&FBOVESPA during the months of September to November of the fiscal year immediately prior to the year in which the respective Settlement Date occurs. For clarification purposes, if a grant is made in the year of 2017, for the calculation of the weighted average provided herein, the closing value of Shares FIBR3 during the months of September to November 2021 shall be used and the Settlement Date shall occur in 2022.

means the number of Supplementary Reference Shares covered by the Stock Appreciation Right of Beneficiaries on the Settlement Date.

means the multiplier calculated in accordance with the formula above which shall be applied to the number of Supplementary Reference Shares covered by the Stock Appreciation Right granted to the Beneficiary for the purposes of calculating the Supplementary Compensation possibly payable to the Beneficiary, limited to 2 (two), even if the amount of the formula set out is greater. In addition, for clarification purposes, the multiplier amount may be less than or equal to zero, at which point the Beneficiary will not be entitled to receive any amount as a Supplementary Compensation.

In the hypothesis in which the amount of the multiplier may be less than or equal to zero, the Beneficiary will not be entitled to receive any amount as a Supplementary Compensation. The eventual non-receipt, by the Beneficiary, of the Supplementary Compensation upon the verification of a multiplier less than or equal to zero, as set forth above, shall not jeopardize, in any hypothesis, the receipt, by the same Beneficiary, of the Common Compensation.

The Compensation of each Beneficiary may be paid by the Company to the Beneficiary, regardless of any other action, until the last day of the fiscal year in which the Maturity Period ends. The payment of any amount due as a Compensation shall be made by wire transfer of immediately available funds (TED - Electronic Transfer Available) to the checkings account held by the Beneficiary, to be informed by the Beneficiary to the Company at the time of signature of the Adhesion Contract.

Any amount paid by the Company to the Beneficiaries as a Compensation shall be net of all pertinent taxes, rates, contributions, and charges on such Compensation, and the Company is expressly authorized to perform any and all withholdings as may be required by law.

h.              Criteria and events that, when checked, may cause the suspension, change or termination of the plan

The Board of Directors may determine the modification, suspension or termination of the Incentive Plan, provided that it occurs in the interest of the Company and its shareholders and do not change substantially the provisions of the Incentive Plan or adversely affect the rights previously acquired by the Beneficiaries derived from the Adhesion Contracts already executed.

The Board of Directors, in the interest of the Company and its shareholders, may review the conditions of the Incentive Plan, provided that it neither changes its basic principles nor affects the vested rights of the Beneficiaries.

The Board of Directors may not change the provisions related to the qualification for participation in the Incentive Plan, and no modification or termination of the plan may, without the consent of the Beneficiary, modify or jeopardize any rights or obligations set forth in the Adhesion Contract.

The effective term of the Incentive Plan will not affect adversely the rights and obligations granted to Beneficiaries as a result of the Adhesion Contracts already executed.

3.              Justify the proposed plan, explaining:

a.              The main purposes of the plan

The main purposes of the Incentive Plan are:

(i)             to align the interests of the Beneficiaries to the interests of the Company and its shareholders by linking part of the compensation of the Beneficiaries to the performance of the Company and the creation value to its shareholders, sharing with the other shareholders the appreciation of the shares, as well as the risks to which the Company is subject; and

(ii)          to enable the Company to attract and retain the Beneficiaries in its statutory administrative structure or, as the case may be, non-statutory and management-level executives; and

(iii)       to encourage the expansion, success, and achievement of social goals of the Company and, consequently, the creation of long-term value for the Company and its shareholders.

b.              The way the plan contributes to these goals

The Incentive Plan, by allowing administrators to become shareholders, introduces strong incentives so that Beneficiaries can: (i) take their decisions with a view to creating value to shareholders and the Company; and (ii) guide their actions aiming at the achievement of the strategic goals and growth plans of the Company.

Despite this, it is worth mentioning that the Incentive Plan contributes to the retention of executives, with a view to the Maturity Period of 5 years, during which the Beneficiaries must remain linked to the Company to receive the compensation. In case there is a possibility of a voluntary separation before the Maturity Period or in the case of dismissal for cause, Beneficiaries will lose their respective Stock Appreciation Right, which will be automatically extinguished, regardless of prior notice or compensation.

On the other hand, the Beneficiary: (i) is dismissed prior to the termination of the Maturity Period due a not-for-cause dismissal; or (ii) formally resigns within the period of one (1) year from the date in which a personnel restructuring, a demotion (activity downgrade) or a transfer involving the Beneficiary occurs, the Beneficiary will be entitled to receive the compensation proportional to the full months during which he/she remained bound to the Company (that is, the value of the Common Compensation and, as the case may be, Supplementary Compensation and the amount is then multiplied by the result of the division of the number of full months during which the Beneficiary remained bound to the Company by the number of total months of the Maturity Period).

c.               The way the plan is included in the Company’s compensation policy

Regarding the compensation policy of the Company, the Incentive Plan comprises the compensation of statutory officers, non-statutory officers, as well as management-level executives as a long-term compensation pillar, generating the due focus of executives on valuing the Company in the long term and, consequently, the generation of sustainable results, composing the final compensation of statutory officers, non-statutory officers and management- level executives of the Company, whose focus is usually on the short to medium term.

d.              The way the plan aligns the interests of the Beneficiaries to the interests of the Company in the short, medium and long term

Through the delimitation of the main purposes of the Incentive Plan, the Company believes that the mentioned plan is a key tool for executives to remain committed to the Company’s businesses.

Therefore, the Incentive Plan aligns the interests of the Company to the interests of the administrators and shareholders through beneficiaries linked to the performance of the shares issued by the Company. Thus, the delimitation of the Incentive Plan will seek to encourage the improvement in management and the permanence of key executives in the Company, aiming for earnings through the commitment, which will be translated into long-term results. In the medium term, the improvement of the Company’s results and appreciation of its shares maximize the gains of the beneficiaries, encouraging them to remain in the Company. In the short term, the achievement of the Company’s goals and expected annual results in an alignment between the interests of the Company and the interests of the beneficiaries. Finally, regarding the results generated in the long term, the Incentive Plan defines a minimum Maturity Period, of 5 years, so that beneficiaries can receive the compensations to which they are entitled, which makes them attractive at this point for the loyalty of these executives, in addition to aligning the interests of the Company and the executives, aiming for the growth of the Company’s operations.

4.         Estimating the expenses of the Company arising from the plan, according to the accounting rules that deal with this subject

The Incentive Plan will not result in additional expenses to the Company while grants are not performed. The Company reaffirms its commitment to making all disclosures required by law in connection with the grants within the Incentive Plan submitted herein to your approval.

Considering the compensation proposal submitted to the Annual General Meeting of the Company and the forecast of the number of options to be granted over the year of 2017, it is estimated that the expenses to be recognized in the income for 2017 with the Incentive Plan total the amount of BRL 718,122.68 (seven hundred and eighteen thousand and one hundred and twenty two Brazilian Reais and sixty eight cents).

DOCUMENT 1 - STOCK APPRECIATION RIGHTS PLAN RELATING TO THE SHARES ISSUED BY FIBRIA CELULOSE S.A.

RULES OF THE STOCK APPRECIATION RIGHTS PLAN RELATING TO THE SHARES ISSUED BY FIBRIA CELULOSE S.A.

1.                                 DEFINITIONS

1.1                              The terms below are used in this regulation of the plan regarding the granting of the Stock Appreciation Rights issued by Fibria Celulose S.A. (the “Plan”), both singular and plural, has the meanings specified below:

Reference Share	shall mean the Common Reference Shares and the Supplementary Reference Shares.

Supplementary Reference Shares	shall mean reference units for the calculation of the Supplementary Compensation to which the Beneficiary may be entitled on the Settlement Date of its respective Stock Appreciation Right.

Common Reference Share	shall mean reference units for the calculation of the Common Compensation to which the Beneficiary may be entitled on the Settlement Date of its respective Stock Appreciation Right.

Shares FIBR3	shall mean shares issued by the Company, listed and negotiated at BM&FBOVESPA under ticker FIBR3.

Retirement

shall mean the retirement of the Beneficiary in accordance with the rules set forth in the retirement plan of FUNSEJEM — Senador José Ermírio de Moraes Foundation or by age or by length of service, in accordance with the rules set forth in the applicable legislation and those issued by Social Security National Institute - INSS (Instituto Nacional de Seguridade Social).

Beneficiaries

shall mean the statutory officers, the non-statutory officers of the Company, as well as management-level executives who are selected by the Board of Directors to participate of this Plan and who execute an Adhesion Contract.

BM&FBOVESPA	shall mean BM&FBOVESPA S.A. - Bolsa de Valores, Mercadorias e Futuros de São Paulo.

Company

shall mean Fibria Celulose S.A., a publicly-held company, enrolled with the Brazilian Federal Taxpayers’ Registry (CNPJ/MF) under No. 60.643.228/0001-21 and registered with the Brazilian Stock Exchange Commission under No. 12793.

Adhesion Contract

shall mean the agreement by which the Stock Appreciation Rights are granted to the Beneficiary and by means of which the Beneficiary adheres and becomes subject to the terms and conditions of the Plan.

Settlement Date	shall mean the first business day of the year immediately after the last day of the Maturity Period.

Dismissal for Cause

shall mean, if the Beneficiary occupies a statutory management position in the Company, the dismissal of the Beneficiary at the Company’s initiative, motivated by a proven violation of duties and responsibilities provided for in the applicable legislation, in the bylaws, in internal regulations and codes of conduct of the Company or in the hypothesis provided in labor laws and, if the Beneficiary is a Company’s employee, it shall mean the dismissal of the employee in the hypothesis provided in applicable labor laws and in the internal regulations and codes of conduct of the Company.

Not-for-cause Dismissal	shall mean the dismissal of the Beneficiary by the Company’s initiative which is not motivated by a condition that would allow a Dismissal for Cause.

Stock Appreciation Rights

shall mean the long-term incentive granted by the Company to the Beneficiaries materialized in the right to receive Compensation, calculated in accordance with the value of the shares issued by the Company, pursuant the terms and provisions of this Plan.

Brazilian Corporations Law	shall mean Law 6,404, dated as of December 15, 1976, as amended.

Maturity Period

shall mean the period of five (5) five years counted from the respective date on which a Stock Appreciation Right is granted, by which the Beneficiary shall remain bound to the Company to receive the Compensation.

Compensation	shall mean, together or indistinctly, the Common Compensation and the Supplementary Compensation (when due).

Supplementary Compensation

shall mean the value associated with the Supplementary Reference Shares to which the Beneficiary may be entitled, which value shall be determined in accordance with the performance of the appreciation of the Company’s share at BM&FBOVESPA, calculated in accordance with Sections 5.5, 5.6 and 5.7.

Common Compensation

shall mean the value associated with the Common Reference Shares granted to the Beneficiary which such Beneficiary will be entitled on the Settlement Date, which receipt is exclusively conditioned to the permanence of the Beneficiary during the Maturity Period, calculated in accordance with Sections 5.3 and 5.4.

TSR

shall mean Total Share Return or the real return rate of the shares issued by the Company, verified during the Maturity Period, calculated, for the purpose of determination of the Compensation, in accordance with the appreciation of the Company’s shares, in local currency, based on the value of Shares FIBR3, and taking into consideration the dividend distributions made by the Company in such Maturity Period, in accordance with the description in Appendix I of this Plan.

Expected Return Rate

shall mean the return rate expected by the Company’s shareholders for the Maturity Period, calculated in local currency, based on the value of Shares FIBR3, as determined by the Board of Directors approval at the moment of each grant of Stock Appreciations Rights to the Beneficiary.

1.2                              This Plan will be conducted and interpreted pursuant the following principles:

a)             The headers and titles of the sections of this Plan are used only for convenience of reference and will not restrict or affect the meaning of the sections, paragraphs or items to which applies;

b)             At all times that are required by the context, the definitions contained in this Plan will be applied not only in the singular but also in the plural and the male gender will include the feminine and vice versa;

c)              References to any document or other instruments includes all of the amendments, substitutions and consolidations and corresponding additions, except if expressly indicated otherwise;

d)             Except if expressly established otherwise in this Plan, reference to items, sections or appendix are applied to items, sections and appendix of this Plan; and

e)              The Reference Shares do not means that the Beneficiary will be entitled to receive or have legal rights to acquire or subscribe common, nominative and with no nominal value shares issued by the Company. It is only a fictitious reference used to basis the calculation of the Compensation regarding the Stock Appreciation Rights, therefore, it does not grant the Beneficiary the condition of Shareholder of the Company.

1.3                              Appendices. The current Plan comprises, as if on it were fully reproduced the 1 (one) appendix, in the chart below:

Reference	Appendix Substance
Appendix I	Premises to Calculate the TSR

2.                                     PURPOSE AND VALIDITY OF THE PLAN

2.1                              The purpose of the Company Plan consists on:

a)             align the interest of the Beneficiaries to the interests of the Company and its Shareholders, by linking part of the compensation of the Beneficiaries to the performance of the Company and the value creation for its Shareholders, participating together with the other Shareholders of the appreciation of the shares as well as of the risks that the Company is subject to;

b)             Enable the Company to attract and retain the Beneficiaries in your board of statutory executives, non-statutory executives and others eligible executives; and

c)              Stimulate the growth, success and the fulfilment of the corporate purposes of the Company and therefore, the creation of long-term value to the Company and its Shareholders.

2.2                              The Plan will be effective from the date of its approval by the Shareholders General Meeting of the Company and will remain valid for 10 (ten) years, however, it may be terminated or canceled by the Shareholders General Meeting or it may also be suspended or amended by the Board of Directors provided that the Board acts according to the Company’s and the Shareholders’ interests, and do not substantially change the provision of this Plan or adversely affects the rights acquired by the Beneficiaries arising from the Adhesion Contract already executed.

3.                                     PLAN MANAGEMENT

3.1                              The Plan will be managed by the Board of Directors of the Company, whom will have the power to define the eligible Beneficiaries, as well as the dates of the grant of the Stock Appreciation Rights to the Beneficiaries, the number of the Reference Shares covered by the Stock Appreciation Rights to be granted to each Beneficiary, subject to the limits of the Plan.

3.2                              The Board of Directors will have the power to change, suspend or terminate the Plan.

3.3                              The Board of Directors cannot change the provisions related to qualification to participate of the Plan and no modification or termination of the Plan may, without the Beneficiary’s consent modify or impair any rights or obligations set forth in the Adhesion Contracts.

4.              GRANT OF STOCK APPRECIATION RIGHTS

4.1                              Once fulfilled the requirements and conditions set forth in the Plan, the Beneficiary will be granted the Stock Appreciation Rights, which entitles such Beneficiary to receive from the Company the Compensation tied to the Reference Shares covered by the Stock Appreciation Rights granted according to the Plan, subject to the applicable Maturity Period.

4.2                              During the term of the Plan, the Company will grant Stock Appreciation Rights to the Beneficiaries approved by the Board of Directors and that execute the Adhesion Contract, subject to rules provided for in this Section 4.

4.3                              The Board of Directors of the Company will decide who will be the Beneficiaries, that, once satisfied the conditions set forth in this Plan and in the Adhesion Contract, will receive Stock Appreciation Rights, whose Compensation tied to the Reference Shares covered by the Stock Appreciation Rights granted to them, will be established according to the Section 5 below.

4.4                              The Beneficiary considered eligible by the Board of Directors can only participate in the Plan after executing the Adhesion Contract with the Company.

4.5                              The Adhesion Contracts shall reflect the total amount of the Common Reference Shares and the Supplementary Reference Shares covered by the Stock Appreciation Rights granted to each one of the Beneficiaries. The maximum amount of Reference Shares covered by the Stock Appreciation Rights granted to each one of the Beneficiaries, as well as the division of this number in Common Reference Share and Supplementary Reference Shares will be determined by the Board of Directors, respected, in any case, the provisions of Sections 4.6 and 4.7 below.

4.6                              The grant of Stock Appreciation Rights by the Board of Directors according to this Plan is subjected to the annual limit, expressed by the Reference Share covered by the Stock Appreciation Rights, equivalent to 0,1% (one tenth percent) of the stock capital of the Company at the time of grant (“Annual Limit”) and, in any case during the term of the Plan, to the overall limit similar to 1% (one percent) of the stock capital of the Company at the time of grant of the Stock Appreciation Rights (“Overall Limit”).

4.7                              For the purpose of verifying the Annual Limit and the Overall Limit set forth in Section 4.6 above, to each grant of Stock Appreciation Rights it shall be attributed an individual value per Reference Share corresponding to the weighted average of the closing values of the Company’s Shares trading on the trading sessions of BM&FBOVESPA in the months of September, October and November of the fiscal year immediately prior to the fiscal year that the Stock Appreciation Rights were granted (“Reference Amount of the Covered Shares”).

5.                                     COMMON COMPENSATION AND SUPPLEMENTARY COMPENSATION

5.1.                           Once fulfilled the requirements and conditions set forth in the Plan, since the Beneficiary remained tied to the Company for the Maturity Period, the Beneficiary will have the right to receive the Common Compensation and if the following conditions are fulfilled, the Supplementary Compensation.

5.2.                           The receipt, by the Beneficiary, of the Common Compensation will depend exclusive on the elapse of the Maturity Period, that is, if the Beneficiary maintains its ties with the Company for the Maturity Period, he/she will be entitled to receive the Common Compensation, regardless having the right to receive the Supplementary Compensation, according to provisions set forth in Section 5.3 below.

5.3.                           The Common Compensation will be calculated according to the following formula:

Where:

means the amount, in local currency, to which Beneficiaries will be entitled as a Common Compensation linked to their Stock Appreciation Right.

means the weighted average of the closing values of the Shares FIBR3 trading on the trading sessions of BM&FBOVESPA in September, October and November of the year immediately prior to the year in which the respective Settlement Date occurs. For clarification purposes, if a grant is made in the year of 2017, for the calculation of the weighted average provided herein, the closing value of Shares FIBR3 during the months of September to November 2021 shall be used and the Settlement Date shall occur in 2022.

means the number of Common Reference Shares covered by the Stock Appreciation Right of Beneficiaries on the Settlement Date.

means the number of Additional Reference Shares that may be added to the Common Compensation due to the adjustment provided for in Section 5.4 below.

5.4. Any and all amounts distributed to the shareholders of the Company during the Maturity Period as dividends or interest on capital (juros sobre capital próprio) shall reflect an addition to the total number of Reference Shares for the purpose of calculating the Common Compensation, as set forth above, in the total amount of Additional Reference Shares calculated in accordance with the formula described below (“Additional Reference Shares”):

Where:

means the number of Additional Reference Shares that may be added to the Common Compensation due to the adjustment provided for in this Section.

means the number of Common Reference Shares covered by the Stock Appreciation Right of Beneficiary on the Settlement Date.

means the number of times in which there were dividend payments during the Maturity Period.

means the value paid as dividends or interest on capital (juros sobre capital próprio) per Share FIBR3, in local currency.

means the weighted average of the closing values of the Shares FIBR3 trading on the trading sessions of BM&FBOVESPA during the three months proceeding the month in which a dividend payment occurs. For clarification purposes, if a dividend payment occurs in May of 2018, for the calculation of the weighted average provided herein, the closing value of Shares FIBR3 during the months of February to April 2018 shall be used.

5.4.1                    For clarification purposes, the numbers of Additional Reference Shares set forth in Section 5.4 will not be considered new grant of Stock Appreciation Rights, therefore, are not subjected to the Annual Limit and Overall Limit, set forth in Section 4.6 above.

5.5                              For purposes of the calculation of the Supplementary Compensation, the number of Supplementary Reference Shares covered by the Stock Appreciation Right granted to Beneficiary shall be subject to an adjustment resulting from the application, to such figure, of the multiplier calculated according to the following formula and, in any case, limited to 2 (two), whose purpose is to subject the possible payment of Supplementary Compensation to the performance of the appreciation of the Shares FIBR3 at BM&FBOVESPA:

Where:

means the multiplier that shall be applied to the number of Supplementary Reference Shares covered by the Stock Appreciation Right granted to Beneficiary for the purposes of calculating the Supplementary Compensation possibly payable to Beneficiary, limited to 2 (two), even if the amount of the formula above is greater. In addition, for clarification purposes, the multiplier amount may be less than or equal to zero, at which point the Beneficiary will not be entitled to receive any amount as a Supplementary Compensation, as set forth in Section 5.7.

means the TSR of the Company applicable to the respective Maturity Period.

means the Expected Return Rate applicable to the respective Maturity Period.

5.6.                           The Supplementary Compensation will be calculated according to the following formula:

Where:

means the amount, in local currency, to which Beneficiaries will be entitled as a Supplementary Compensation linked to their Stock Appreciation Right.

means the weighted average of the closing values of the Shares FIBR3 trading on the trading sessions of BM&FBOVESPA during the months of September to November of the year immediately prior to the year in which the respective Settlement Date occurs. For clarification purposes, if a grant is made in the year of 2017, for the calculation of the weighted average provided herein, the closing value of Shares FIBR3 during the months of September to November 2021 shall be used and the Settlement Date shall occur in 2022.

means the number of Supplementary Reference Shares covered by the Stock Appreciation Right of Beneficiaries on the Settlement Date.

means the multiplier calculated in accordance with the formula indicated in Section 5.5 above that shall be applied to the number of Supplementary Reference Shares covered by the Stock Appreciation Right granted to Beneficiary for the purposes of calculating the Supplementary Compensation possibly payable to Beneficiary, limited to 2 (two), even if the amount of the formula above is greater. In addition, for clarification purposes, the multiplier amount may be less than or equal to zero, at which point the Beneficiary will not be entitled to receive any amount as a Supplementary Compensation, as set forth in Section 5.7.

5.7.                           In case that the multiplier determined in accordance Section 5.5 above is less or equal to zero, the Beneficiary will not have de right to receive any value for Supplementary Compensation. The possible non-receipt, by the Beneficiary, of the Supplementary Compensation because of the verification of the multiplier less or equal to zero according to this Section, will not impair, in any case, the receipt, by the Beneficiary, of the Common Compensation.

5.8.                           The Company shall present to the Beneficiary, until the date of the payment of the Compensation, upon delivery of a written notice, according to the Section 5.9 below, the calculation together with the supporting documents used to determine the value of the Common Compensation and the Supplementary Compensation pursuant this Plan.

5.9.                           The Compensation of each Beneficiary could be payed by the Company to the Beneficiary until the last business day of February of the fiscal year of the Settlement Date, except if a larger payment term is determined by the Board of Directors. The payment of any amount as Compensation shall be made upon bank transfer of immediately available funds (transferência eletrônica disponível- TED) to the checkings account held by the Beneficiary, to be informed by the Beneficiary to the Company by occasion of the execution of the Adhesion Contract.

5.10.                    Any amount payed by the Company to the Beneficiaries as Compensation will be net of all the tributes, taxes, contributions, charges on such Compensation, the Company is expressly authorized to perform any retention required by law.

6.                                     CONTINUANCE OF THE BENEFIRIARY IN THE COMPANY

6.1.                           This Plan does not grant to any Beneficiaries, rights regarding the permanence in the position, as well as it does not prevent the Company to terminate, at any time, the employment agreement existing between the Company and the Beneficiary, or competent organ to remove the Beneficiary from his/her position of manager.

6.2.                           If the Beneficiary leaves the Company before the end of the Maturity Period due to its resignation, (except in the case set forth in item (ii) of section 6.3 below) or in the event of Dismissal for Cause, then the respective Stock Appreciation Rights will be automatically extinct, regardless of prior notice or indemnification.

6.3.                           If the Beneficiary (i) is dismissed prior to the termination of the Maturity Period due a not-for-cause dismissal; or (ii) formally resigns within the period of one (1) year from the date in which a personnel restructuring, a demotion (activity downgrade) or a transfer involving the Beneficiary occurs, the Beneficiary will be entitled to receive the a compensation proportional to the full months during which he/she remained bound to the Company (that is, the value of the Common Compensation and, as the case may be, Supplementary Compensation are calculated and the amount is then multiplied by the result of the division of the number of full months during which the Beneficiary remained bound to the Company by the number of total months of the Maturity Period), provided that:

(a)         The payment of proportional Compensation will be made in accordance with Section 5 above, and in any case, after the course of the Maturity Period;

(b)         If the Not-for-cause Dismissal occurs before at least 36 (thirty six) months from the Maturity Period, the proportional Compensation will not include any payment for Supplementary Compensation, but only proportional payment of the Common Compensation.

6.4.                           If the Beneficiary is dismissed before the end of the Maturity Period due to Retirement, death or permanent invalidity, the Beneficiary (or the heirs and legal successors) will remain holder of the Stock Appreciation Rights, and therefore, will have the rights to receive the whole Compensation calculated in the form of Section 5 above, after the end of the Maturity Period.

7.                                     CHANGE IN THE CONTROL AND CORPORATE RESTRUCTURING

7.1                              In the event of a direct or indirect change of control of the Company, as well as any corporate reorganizations involving the Company, such as mergers and spin-offs of the Company, or merger of shares by another Company, the terms of this the executed Adhesion Contracts and of this Plan, shall be respected.

8.                                     CHANGE IN THE NUMBER, KIND OR CLASS OF THE SHARES

8.1                              If there is a change in the number of the Shares existing at the Company, as the result of shares bonus, share splits, reverse share-splits, appropriate adjustments shall be made in the number of Reference Share in relation to which Stock Appreciation Rights were granted, and whose Maturity Period has not fully elapsed. These adjustments shall be reflected in the Adhesion Contract of the Beneficiaries.

8.2. The Board of Directors shall inform the beneficiaries, in writing, of any adjustment corresponding to the numbers of the Reference Share.

9.                                     DISPUTE RESOLUTION

9.1.                           Any and all controversy arising from the implementation of the Plan, as much as possible, will be settled amicably within thirty (30) days after a party notifies the other in writing.

9.2.                           If the parties do not reach an amicable solution, the dispute shall be settled in an arbitration procedure before the Market Arbitration Chamber (Câmara de Arbitragem do Mercado).

9.3.                           The arbitration court will take place in the city of São Paulo, where the arbitration award shall be issued, and all of its acts will be conducted in Portuguese language. Notwithstanding the aforementioned, each of the parties reserves the right to appeal to the courts of São Paulo, with the purpose of (a) compelling arbitration, (b) obtaining interim measures for protection of rights prior to institution of arbitration, and any such action shall not be construed as a waiver of arbitration as the only means of dispute resolution selected by the parties, and (c) enforcing any decision of the arbitration court, including , but not limited to the arbitration award.

9.4.                           The arbitral award shall be final, conclusive and binding upon the Parties, its successors of any nature and will not be subject to recognition or appeal in any courts.

10.                              GENERAL PROVISIONS

10.1                       This Plan shall be in force immediately after the approval by the Extraordinary General Meeting of the Company and remain in force until any of the following hypotheses occurs:

(a)         The elapse of 10 (ten) years counted from the approval date of this Program; or

(b)         Dissolution or settlement of the Company; or

(c)          Termination of this Plan due to a resolution of the general meeting of the Company’s.

10.2.                    This Plan can be modified or terminated upon the approval of the Sharolders’ General Meeting of the Company, regardless the consent of the Beneficiaries.

10.2.1. Any change or termination of the Plan shall not affect, harm or in any way impact the rights and obligations already granted to the Beneficiaries before the date of the modification or termination, as applicable, except if otherwise defined by the shareholders’ general meeting.

10.3.                    The obligations set forth in this Plan and in the Adhesion Contract are undertaken in an irrevocable and irreversible manner, and shall be valid as an extrajudicial title (título executivo extrajudicial) according to the civil procedure legislation, binding the Parties and its successors in any capacity at all times. The terms and conditions of this Plan remain in full force and effect in relation to the Beneficiaries that are holders of Stock Appreciation Rights with Maturity Period, whose final term is subsequent to the period of validity of this Plan.

10.4.       All rights and obligations arising from this Plan shall neither be assigned or transferred, in whole or in part, by the Beneficiary, nor given as guarantee to obligations.

*****

Appendix I

Premises for Calculating the TSR

The TSR shall be calculated by means of the IRR (Internal Rate of Return), taking into consideration the Initial Price of Shares FIBR3 of the Company , dividends paid during the Maturity Period and the Settlement Price of Shares FIBR3.

The formula used to calculate the IRR is:

Where :

means the weighted average of the closing values of the Shares FIBR3 trading on the trading sessions of BM&FBOVESPA during the months of September to November of the year immediately prior to the year in which the grant occurs. For clarification purposes, if a grant is made in the year of 2017, for the calculation of the weighted average provided herein, the closing value of Shares FIBR3 during the months of September to November 2016 shall be used.

means the amount of months of the Maturity Period, that is sixty (60), being considered for the calculation the months of between December of the year immediately prior to the year in which the grant occurs until November of the year immediately prior to the Settlement Date. For clarification purposes, if a grant occurs in the year of 2017, the months between December 2016 and November 2021 (included) will be considered and the Settlement Date shall be in 2022.

means the amount paid as dividends or interest on capital (juros sobre capital próprio) per Share FIBR3, in local currency. Only for the last month, D60, the Settlement Price will be added to the dividend that might have been paid on that month.

means the Internal Rate of Return, on a monthly basis, calculated for the Shares FIBR3 during the Maturity Period.

means the weighted average of the closing values of the Shares FIBR3 trading on the trading sessions of BM&FBOVESPA in September, October and November of the year immediately prior to the year in which the respective Settlement Date occurs. For clarification purposes, if a grant is made in the year of 2017, for the calculation of the weighted average provided herein, the closing value of Shares FIBR3 during the months of September to November 2021 shall be used and the

Settlement Date shall occur in 2022.

To calculate TSR it is necessary to adjust the IRR Monthly for the Maturity Period, by means of the formula below:

Where:

means the TSR of the Company applicable to the Maturity Period.

means the Internal rate of Return, on a monthly basis, calculated for the Shares FIBR3 during the Maturity Period.

means the amount of months of the Maturity Period, that is sixty (60), being considered for the calculation the months between December of the year immediately prior to the year in which the grant occurs until November of the year immediately prior to the Settlement Date. For clarification purposes, if a grant occurs in the year of 2017, the months between December 2016 and November 2021 (included) will be considered and the Settlement Date shall be in 2022.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 24th, 2017

Fibria Celulose S.A.

By:	/s/ Guilherme Perboyre Cavalcanti
Name:	Guilherme Perboyre Cavalcanti
Title:	CFO and IRO